Exhibit 99.1

Agria Announces New Member to Board of Directors

BEIJING, CHINA—June 8, 2015 — Agria Corporation (NYSE: GRO) (the "Company" or "Agria") today announced the appointment of Mr. Brent de Jong as Executive Director to the Company’s Board of Directors.

Mr. Alan Lai, Agria’s Executive Chairman, commented, “We are pleased to welcome Brent to our board. His experience in private equity, M&A and investment banking will be valuable as he works closely with Agria’s executive team to evaluate growth and expansion opportunities. Furthermore, Brent has notable experience as a board member internationally and has held senior executive roles focused on growth and value creation, which will help Agria identify and capitalize on high return investment opportunities. It is an ideal time to bring Brent into this strategic position and we look forward to his contributions as we continue to expand Agria’s capabilities and global footprint.”

Mr. de Jong holds directorships with various publicly listed companies internationally and is based in Houston, Texas. Mr. de Jong was previously at Ashmore Investment Management Ltd. (“Ashmore”) (2002-2011), an emerging market fund manager with $65 billion in assets under management at the time of his departure. At Ashmore, Mr. de Jong served on the firm’s Investment Committee as the head of special situations and infrastructure investments (2009-2011) and also focused on special situation investments in Latin America and EMEA (2002-2009). During his time at Ashmore, he led a consortium of shareholders that founded AEI (formerly known as Ashmore Energy International), an owner and operator of more than 50 essential energy infrastructure assets in 19 countries with 15,000 employees at its peak. At AEI, Mr. de Jong served as the CEO from 2006-2007 and then as the Vice Chairman. Mr. de Jong negotiated the break up and sale of AEI’s assets in 2011.

Earlier in his career, Mr. de Jong worked at JP Morgan (1997-2002) in its financial institutions group in London, where he focused on M&A in the EMEA emerging markets, and in the structured finance group in New York.  Mr. de Jong holds a bachelor’s degree in economics from Georgetown University.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

ICR, LLC

Bill Zima

Phone (U.S.): +1 (203) 682-8233

Phone (China): +86 139 1167 3120

Email: bill.zima@icrinc.com